Exhibit 99.1

For Immediate Release	TSX: TMC

Tm BIOSCIENCE REPORTS POSITIVE RESULTS CONFIRMING UTILITY
OF RESPIRATORY VIRAL PANEL TO DETECT AND DISCRIMINATE INFLUENZA A-
H5 (BIRD FLU) IN PATIENT SAMPLES

Toronto, Ontario, November 23, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced results from clinical testing relating to high discriminating ability of the ID-Tag™ RVP with regards to the highly pathogenic H5 subtype of the influenza A virus. This virus is the focus of the current pandemic threat being monitored through the World Health Organization.

The primary aim of the European arm of the multi-national clinical study sponsored by Tm was to collect data on viruses that are underrepresented in the general population, including the H5 subtype of Influenza A. This was achieved by including archived samples in the study, which had an overall recruitment of more than 1000 unique patient specimens. Results have confirmed the ability of the ID-Tag™ RVP to detect the bird flu virus in all positive clinical samples tested (0% false negative rate for H5). Additionally, the majority of patient samples tested by the ID-Tag™ RVP across both the European and North American arms of the clinical trial were probed for Influenza A-H5. There were no false positive results observed in any of these samples.

“This seminal study definitively establishes the ID-Tag™ RVP as a rule-in / rule-out test in the area of respiratory virus testing,” said Dr. Richard Janeczko, Chief Scientific Officer of Tm Bioscience. “In addition, our collaboration with one of the world’s leading centres for research on avian influenza has confirmed that this test can accurately detect the H5 subtype of Influenza A in samples originally collected from patients infected with mutated strains that were responsible for human outbreaks in Vietnam, Hong Kong and Indonesia.”

“The productive collaborations that we’ve had with world renowned virology laboratories have helped Tm establish a strong footprint in the area of infectious disease testing, which represents the majority of the market for molecular diagnostics. These laboratories are also part of the integrated network of health care professionals that are crucial in managing epidemics like the recent SARS crisis experienced in many countries,” said Mr. Greg Hines, President and CEO of Tm Bioscience. “Our investment in this clinical trial program and related regulatory submissions for the ID-Tag™ RVP product has set the stage for this test to become a worldwide standard.”

The ID-Tag™ RVP is a proprietary test that, in a single patient sample, simultaneously probes up to 20 distinct viral sequences that represent more than 95 percent of all circulating respiratory viruses. Viruses targeted by the ID-Tag™ RVP include those that are important for patient management in addition to those monitored by public health authorities and pandemic surveillance programs, such as SARS and influenza A H5 (the subtype associated with avian influenza -“bird flu”).

The ID-Tag™ RVP has been designed in such a way to enable, through a single test on a patient sample, discrimination of the H5 subtype of influenza A from the subtypes generally seen in the human population (H1, and H3). It also discriminates influenza A from a panel of respiratory viruses, including those with similar clinical presentations. The fact that the ID-Tag™ RVP can provide a definitive result in six hours will allow public health authorities to rapidly implement infection control measures in the event of a highly contagious agent being identified.

The Tm Bioscience ID-Tag™ Respiratory Viral Panel (RVP) - Differential Diagnosis Made Easy
The ID-Tag™ RVP from Tm Bioscience is a reliable and cost-effective test designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases, all with results in less than six hours.

In addition to CE marking in Europe, the Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States and is also working towards Health Canada approval. The CE marked IVD product probes for 20 viral sequences and Tm is seeking a license for an equivalent IVD product in Canada. In the United States, the IVD application is for a product which excludes the SARS sequence.

In January 2006, Tm Bioscience made the ID-Tag™ RVP commercially available as an IUO (Investigational Use Only) device. Most recently, the Company has signed distribution agreements for ID-Tag™ RVP in the Netherlands, Scandinavia, Greece and Turkey. Tm anticipates securing additional distribution agreements for the product with the goal of making the test available globally.

For more information, visit the newly launched ID-Tag™ website, www. idtag.tmbioscience.com.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts. In particular, statements about the timing of the anticipated launch of ID-Tag™ RVP, its expected role as a cornerstone diagnostic product and as a tool to manage pandemic threats and the expected regulatory status for ID-Tag™ RVP in the United States and Canada, are or involve forward-looking information.

Forward-looking information is based on certain factors and assumptions. In particular, in making the statements in this press release, the Company has assumed that the ID-Tag™ RVP will receive U.S. FDA approval in 2006 or early 2007, that the Company will be able to develop and manufacture sufficient quantities of its ID-Tag™ RVP and that market penetration of ID-Tag™ RVP will be such that it will serve a key role in the management and treatment of patients infected by respiratory viruses. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com

PR CONTACT:
Karl Schmieder
GCI Group
212 537-8047
kschmieder@gcigroup.com